UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Vitesse Semiconductor Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

928497106
(CUSIP Number)

December 5, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928497106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 9,075,764 Common Shares

	7.	Sole Dispositive Power 9,075,764 Common Shares

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,075,764 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 928497106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chap-Cap Partners II Master Fund, Ltd. - 98-0486687

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 6,537,392 Common Shares

	7.	Sole Dispositive Power 6,537,392 Common Shares

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,537,392 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 928497106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chapman Capital L.L.C. - 52-1961967

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 15,613,156 Common Shares

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 15,613,156 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,613,156 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 928497106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert L. Chapman, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 15,613,156 Common Shares

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 15,613,156 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,613,156 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

This Schedule 13G (the "Original 13G") is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons"). The Original 13G relates to the common stock, $.01 par value per share, of Vitesse Semiconductor Corporation, a Delaware corporation(the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock to which the Original 13G relates and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock.

Item 1(a)	Name of Issuer:
Vitesse Semiconductor Corporation

Item 1(b)	Address of Issuer’s Principal Executive offices:
741 Calle Plano, Camarillo, CA 93012

Item 2(a)	Name of Person(s) Filing:
This statement is being filed by the Reporting Persons.

Item 2(b)	Address of Principal Business Office or, if none, residence:
The mailing address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is 1007 N. Sepulveda Blvd. #129, Manhattan Beach, California 90267.

Item 2(c)	Citizenship or Place of Organization

This Schedule 13G (the "Original 13G") is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual citizen of the United States ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons").

Item 2(d)	Title of Class of Securities:
Common Stock, $0.01 Par Value

Item 2(e)	CUSIP Number:
928497106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act;
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);
(g) ☐ A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Together, the Reporting Persons beneficially own a total of 15,613,156 shares of Common Stock constituting 7.0% of all of the outstanding shares of Common Stock.  The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them. See Rows 5 through 9 and 11 on pages 2 through 5.

The Reporting Persons originally acquired the Common Stock for investment in the ordinary course of business because they believed that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity.

On July 7, 2006, the Reporting Persons filed a Schedule 13D (the “Original 13D”) with respect to the Issuer, stating that the Reporting Persons were concerned that the Issuer's management and board of directors would not maximize the Issuer's value. The Original 13D was subsequently amended on December 6, 2006, December 13, 2006, June 15, 2007, June 18, 2007, July 5, 2007, July 9, 2007, July 30, 2007, August 15, 2007, August 21, 2007 and November 2, 2007.

At this time, the Reporting Persons believe that prior actions taken by Chapman Capital have catalyzed the Issuer's management and board of directors to explore strategic alternatives and improve corporate governance, significantly reducing the need to seek change or influence control of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: December 5, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: December 5, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: December 5, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Vitesse Semiconductor Corporation. dated December 5, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 5, 2007

CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.